                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         AmeriQuest Technologies, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  03070P 10-3
         ------------------------------------------------------------
                                 (CUSIP Number)


                                                          Dennis R. DeBroeck
Harry Krischik                  Martin Loffler            Edwin N. Lowe, Esq.
Computer 2000 AG                Computer 2000 Inc.        Fenwick & West
Wolfratshauser Strasse 84       3 Imperial Promenade      Two Palo Alto Square
81379 Munich                    Suite 300                 Suite 700
Germany                         Santa Ana, CA  92707      Palo Alto, CA  94306
(011)(49)(89) 72490-418         (714) 445-5000            (415) 494-0600
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 14, 1994
                                 August 7, 1995
                               February 15, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 41.
                   The Exhibit Index is located at page 35.

                                  SCHEDULE 13D


CUSIP NO.         03070 P 10 3                           Page 2 of 41 Pages
- ---------------------------------------------------------------------------

        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        COMPUTER 2000 AG
- ---------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)  [X]
                                                           (B)  [_]
- ---------------------------------------------------------------------------
3       SEC USE ONLY
- ---------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
- ---------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]
- ---------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        FEDERAL REPUBLIC OF GERMANY
- ---------------------------------------------------------------------------

                           7   SOLE VOTING POWER
          NUMBER
            OF
- ---------------------------------------------------------------------------
          SHARES           8   SHARED VOTING POWER
       BENEFICIALLY
           OWNED               45,989,675(1)
- ---------------------------------------------------------------------------
            BY             9   SOLE DISPOSITIVE POWER
           EACH
         REPORTING
- ---------------------------------------------------------------------------
          PERSON           10  SHARED DISPOSITIVE POWER
           WITH
                               45,989,675(1)
- ---------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        45,989,675(1)
- ---------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
        (11) EXCLUDES CERTAIN SHARES*                           [_]
- ---------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.4%
- ---------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        HC/CO
- ---------------------------------------------------------------------------

(1) In addition, there are additional rights and warrants held by the Reporting Persons that may become exerciseable dependent upon additional issuances of Common Stock by Issuer. (See description of Unit Maintenance Warrants and Maintenance Option described in Item 4) as well as possible additional issuances to the Reporting Persons with respect to certain indemnification rights.

                                  SCHEDULE 13D


CUSIP NO.         03070 P 10 3                           Page 3 of 41 Pages
- ---------------------------------------------------------------------------

        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        COMPUTER 2000 INC.
- ---------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)  [X]
                                                           (B)  [_]
- ---------------------------------------------------------------------------
3       SEC USE ONLY
- ---------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        BK/AF
- ---------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]
- ---------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
- ---------------------------------------------------------------------------

                           7   SOLE VOTING POWER
          NUMBER
            OF
- ---------------------------------------------------------------------------
          SHARES           8   SHARED VOTING POWER
       BENEFICIALLY
           OWNED               45,989,675(1)
- ---------------------------------------------------------------------------
            BY             9   SOLE DISPOSITIVE POWER
           EACH
         REPORTING
- ---------------------------------------------------------------------------
          PERSON           10  SHARED DISPOSITIVE POWER
           WITH
                               45,989,675(1)
- ---------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        45,989,675(1)
- ---------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
        (11) EXCLUDES CERTAIN SHARES*                           [_]
- ---------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.4%
- ---------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
- ---------------------------------------------------------------------------

(1) In addition, there are additional rights and warrants held by the Reporting Persons that may become exerciseable dependent upon additional issuances of Common Stock by Issuer. (See description of Unit Maintenance Warrants and Maintenance Option described in Item 4) as well as possible additional issuances to the Reporting Persons with respect to certain indemnification rights.

          This Amendment No. 2 (this "Amendment No. 2") to the Statement on
                                      ---------------
Schedule 13D dated November 14, 1994 (the "Schedule 13D") is filed by Computer
                                           ------------
2000 AG and Computer 2000 Inc. in connection with their beneficial ownership of Common Stock of AmeriQuest Technologies, Inc., a Delaware corporation. Items 1 through 6 of Schedule 13D, as previously amended by Amendment No. 1 to the
Schedule 13D dated August 7, 1995 (the "Amendment No. 1"), are hereby amended in
                                        ---------------
their entirety to read as set forth below in this Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER

          This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of AmeriQuest Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of Issuer are located at 3 Imperial Promenade, Suite 300, Santa Ana, California 92707.

ITEM 2.  IDENTITY AND BACKGROUND

          Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Act, this Statement on Schedule 13D is filed on behalf of Computer 2000 AG, a stock company organized under the laws of Germany ("C2000"), and Computer 2000 Inc., a
                                              -----
corporation organized under the laws of Delaware ("Sub").
                                                   ---

          C2000 is a distributor of hardware, software and communications products for professional personal computers throughout Europe, and also provides additional services relating thereto, including consultancy and technical service and support. The address of C2000's principal business and principal office is Wolfratshauser Strasse 84, 81379 Munich, Germany.

          Sub is a wholly-owned subsidiary of C2000 whose initial business is to acquire securities in Issuer and to engage in purchasing and sales activities for C2000 and its affiliated companies. The address of Sub's principal office is at 3 Imperial Promenade, Suite 300, Santa Ana, California 92707.

          Klockner & Co. AG ("Klockner") is a diversified trading and services
                              --------
company which is represented worldwide in a broad range of activities, including trading operations in steel, chemical products, machine tools, energy sources and textiles. It is also engaged in various service industries, including industrial plant engineering and environmental technologies. Klockner is organized as a stock corporation under the laws of Germany. VBB VIAG-Bayernwerk-Beteilingungsgesellschaft mbH ("VBB") owns 99.4% of its capital stock
                                           ---
and VIAG AG ("VIAG") and Bayernwerk AG ("Bayernwerk") each own 0.3% of its
              ----                       ----------
capital stock. The principal place of business and executive offices of Klockner are located at Neudorfer Strasse 3-5, 47057 Duisburg, Germany.

          VBB is a holding company owned by VIAG (50%) and Bayernwerk (50%). It is organized as a limited liability company under the laws of Germany. The principal place of business and the executive offices of VBB are located at Einemstrasse 1, 10787 Berlin, Germany.

          Bayernwerk is a utility company supplying electricity to various regions in Germany. It is organized as a stock corporation under German law. VIAG owns 97.1% of the capital stock of Bayernwerk and the remaining 2.9% is owned by various Bavarian municipal agencies. The principal business and the executive offices of Bayernwerk are located at Nymphenburgerstrasse 39, 80335 Munich, Germany.

          VIAG is a publicly-held company whose shares are listed on the stock exchanges in Germany and Switzerland. VIAG is a diversified industrial holding company whose primary business areas are energy, chemicals, packaging, trading and transport, and telecommunications in Germany and around the world. The principal business and the executive offices of VIAG are located at Nymphenburgerstrasse 37, 80335 Munich, Germany.

          The attached Schedule I is a list of the (i) members of the management
                       ----------
boards and the members of the supervisory boards of C2000, Klockner, VBB, Bayernwerk and VIAG. (under the German legal system, members of the management board have positions that are analogous to executive officers, and members of the supervisory board have positions analogous to directors) and (ii) members of the Board of Directors and executive officers of Sub.

          During the last five years, neither C2000, Sub nor, to the best of each of C2000's and Sub's knowledge, any person named in Schedule I has been:
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On August 31, 1994, C2000 used $1,330,000 of its working capital to acquire 532,000 shares of the Preferred Stock (subsequently converted into 532,000 shares of Common Stock) of Issuer. On November 14, 1994, C2000 used $13,000,000 of its working capital to make a loan in that amount to AmeriQuest 2000, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer (the "Borrower"). In late November and in December of 1994, C2000 used $5,000,000 of
- ---------
its working capital to make a loan in that amount to Borrower. Each such loan was evidenced by Borrower's Exchangeable Promissory Notes (the "Exchangeable
                                                                ------------
Promissory Notes").  No amount of the original $1,330,000 investment or the
- ----------------
$18,000,000 in loans consisted of funds borrowed or otherwise obtained from other sources specifically for the purpose of making such investment or loans.

          In order for Sub to finance the transactions occurring in August 1995 described below, C2000 transferred the Exchangeable Promissory Notes to Sub and Sub borrowed approximately $12 million from Deutsche Bank AG (New York Branch) and $20 million from Chemical Bank of New York (the "Bank Loans"). The Bank
                                                     ----------
Loans bore interest at LIBOR plus 0.6% and Prime plus 2%, respectively, and were guaranteed by C2000. Sub exchanged $18 million in Exchangeable Promissory Notes and $31.25 million in cash for a combination of Preferred Stock, and warrants and rights to purchase Preferred Stock and Common Stock, of Issuer, as described below. The Bank Loans were repaid September 1, 1995. C2000 used approximately $32 million of its working capital to make a capital contribution to Sub in order for Sub to repay the Bank Loans.

          In order for Sub to finance the transactions occurring in February 1996 described below, C2000 used in excess of $234,000 of its working capital to make a capital contribution to Sub in order for Sub to exercise certain warrants to purchase Preferred Stock of Issuer, as described below.

ITEM 4.  PURPOSE OF TRANSACTION

          C2000 and Sub made the investments described herein for the purpose of acquiring and maintaining a majority equity interest in and operating control of Issuer. Sub is the owner of record of all shares, and warrants and rights to acquire shares, of Issuer beneficially owned by C2000 and Sub. C2000 plans to use its control of Issuer to enter the North American market for the distribution of computer products and to obtain certain operating synergies between itself and Issuer. The investments by C2000 and Sub in Issuer were made pursuant to a Purchase Agreement entered into as of August 7, 1995 among C2000, Issuer and Sub (the "Purchase Agreement") and various related agreements. The
                     ------------------
transactions provided for in the Purchase Agreement and the related agreements are summarized below.

          1.  PREVIOUS TRANSACTIONS OCCURRING ON OR BEFORE NOVEMBER 1994.
              -----------------------------------------------------------

          On August 31, 1994, C2000 purchased 532,000 shares of the Series C Preferred Stock of Issuer for $1,330,000 ($2.50 per share). These shares have since been converted into 532,000 shares of the Common Stock of Issuer. On April 18, 1995, C2000 contributed these shares to the capital account of Sub.

          Pursuant to a Loan Agreement entered into as of November 14, 1994 (the "Loan Agreement") between C2000 and the Borrower, C2000 in November 1994 loaned
 --------------
$18 million to the Borrower (the "Loan"), as evidenced by the Exchangeable
                                  ----
Promissory Notes which bore interest at the rate of 6.5% per annum and were due and payable February 28, 1995. The maturity date of the Exchangeable Promissory Notes was subsequently extended several times, and the interest rate of the Exchangeable Promissory Notes was increased, after February 28, 1995, to 8.5% per annum. The proceeds of the Loan were loaned by the Borrower to Issuer, which loan was evidenced by promissory notes of Issuer (the "AmeriQuest Notes").
                                                             ----------------
The Loan was secured, pursuant to a Note Pledge Agreement, by a pledge by the Borrower of a first priority security interest in the AmeriQuest Notes and, pursuant to a Stock Pledge Agreement, by a pledge by Issuer of a security interest in (i) the shares of common stock of Robec, Inc., a Pennsylvania corporation ("Robec"), held by Issuer, (ii) the shares of common stock of
              -----
AmeriQuest/NCD, Inc., a Florida corporation ("AQ/NCD"), held by Issuer, (iii)
                                              ------
the shares of common stock of AmeriQuest/Kenfil, Inc., a Delaware corporation ("Kenfil"), held by Issuer and (iv) all other securities of Robec, AQ/NCD or
- --------
Kenfil thereafter acquired by Issuer or its affiliates.

          Concurrently with entering into the Loan Agreement, Issuer and C2000 entered into the Investment Agreement dated as of November 14, 1994 (the "Investment Agreement") under which, among other matters, (i) in the event that
- ---------------------
C2000 assigned the Notes to Issuer in accordance with the terms thereof, Issuer would be obligated to issue to C2000 8,108,108 shares of Issuer's Common Stock at an anticipated price of $2.22 per share (subject to adjustment); (ii)

Issuer was obligated to issue to C2000, and C2000 had the right to acquire, additional shares of Issuer's Common Stock at an anticipated price of $2.22 per share (subject to adjustment) for an aggregate purchase price of $32,000,000; and (iii) Issuer was obligated to grant certain option rights to C2000 to acquire additional shares of Issuer's Common Stock. The Loan Agreement provided that if certain profitability milestones were achieved in the first half of calendar 1995 C2000 was obligated to make the $32,000,000 investment, however such milestones were not achieved.

          Under the Investment Agreement, Issuer was to obtain shareholder approval as a condition of C2000's investment. Due to changes in circumstances and the failure of certain conditions, such shareholder approval was not obtained, and C2000 entered into negotiations with Issuer to amend or replace the Investment Agreement.

          2.  TRANSACTIONS IN AUGUST 1995.


     THE PURCHASE AGREEMENT.

          (a)  Acquisition of Securities.
               -------------------------

          In recognition of such changes in circumstances and the failure of certain conditions set forth in the Investment Agreement to be met, C2000, Issuer and Sub entered into the Purchase Agreement on August 7, 1995 and closed the transactions contemplated thereby on August 21, 1995. Pursuant to the Purchase Agreement, Sub acquired shares of Issuer's Preferred Stock and options, warrants and certain other rights to purchase shares of Issuer's Common and Preferred Stock in exchange for delivery of the Exchangeable Promissory Notes and payment of $31,250,000. At the closing on August 21, 1995, the Loan Agreement and the Investment Agreement terminated and the following transactions, among others, occurred:

          (i) Sub assigned the Exchangeable Promissory Notes, which had previously been contributed by C2000 to Sub, to Issuer in exchange for the issuance by Issuer of 810,811 shares of Issuer's Series A Preferred Stock (convertible into 8,108,110 shares of Common Stock, subject to adjustment) and warrants to purchase 657,289 shares of Series D Preferred Stock (convertible into 6,572,890 shares of Common Stock, subject to adjustment) exercisable at $0.53 per share of Series D Preferred Stock ($0.053 per share of Common Stock on an as-if-converted to Common Stock basis).

          (ii) Sub purchased from Issuer, for $31,250,000, 1,785,714 shares of Series B Preferred Stock (convertible into 17,857,140 shares of Common Stock, subject to adjustment) and warrants to purchase 746,186 shares of Series D Preferred Stock (convertible into 7,461,860 shares of Common Stock, subject to adjustment) exercisable at $0.53 per share of Series D Preferred Stock ($0.053 per share of Common Stock on an as-if-converted to Common Stock basis).

          Assuming the exercise of the warrants referred to in paragraphs (i) and (ii) above (the "Warrants"), the conversion of the Preferred Stock issuable
                     --------
upon such exercise and the conversion of the Preferred Stock issued at the closing as described in paragraphs (i) and (ii), Issuer issued 40,000,000 shares of Common Stock at an average purchase price of $1.25 per share to Sub, which, when added to the 532,000 shares of Issuer's Common Stock already owned by Sub, represented approximately 63.0% of Issuer's outstanding voting stock (based on 24,303,572 outstanding shares of Common Stock as represented by Issuer in the Investment

Agreement, as increased by 50,000 shares of its Common Stock issued thereafter according to advice received from the Issuer).

          The Warrants referred to above will be exercisable in increments equal to approximately one-eighth of the total number of shares purchasable thereunder in the event that any of the following gross sales targets (each a "Performance
                                                                    -----------
Milestone") is achieved by Issuer during the eight quarters in the 24-month
- ---------
period ended June 30, 1997: $150 million for the first quarter, $160 million for the second quarter, $190 million for the third quarter, $200 million for the fourth quarter, $220 million for the fifth quarter, $230 million for the sixth quarter, $270 million for the seventh quarter and $280 million for the eighth quarter. However, whether or not Issuer achieves any or all of the Performance Milestones, (i) Warrants for 700,000 shares of Series D Preferred Stock (convertible into 7,000,000 shares of Common Stock, subject to adjustment), in addition to the Warrants exercisable due to the achievement of any Performance Milestones, will become exercisable on or after July 31, 1996 and (ii) Warrants for the remaining shares of Series D Preferred Stock will become exercisable on or after July 31, 1997. Moreover, the Warrants may be exercised at any time to the extent required in order for C2000 and Sub to own 51% of the outstanding voting shares of Issuer's capital stock. The Warrants will cease to be exercisable on August 21, 1998.

          (iii) In consideration for Sub's exchange of the Exchangeable Promissory Notes and Sub's additional investment of $31,250,000, as described in paragraphs (i) and (ii) above, Issuer granted to Sub the following pari passu
                                                                   ---- -----
rights with respect to other outstanding warrants, options and other rights to acquire shares of Issuer's Common Stock that Issuer has previously granted, or is obligated to grant, to others:

          (1) In August 1994, Issuer agreed to purchase all of the outstanding shares of Robec in a two-step transaction (the "Robec Acquisition"). In step
                                                -----------------
one of the Robec Acquisition, Issuer acquired in September 1994, 50.1% of the outstanding shares of Robec from the principal shareholders of Robec (the "Principal Robec Shareholders") in exchange for 1,402,805 shares of Issuer's
- ------------------------------
Common Stock. Step two of the Robec Acquisition could not be accomplished until it was approved by the Robec shareholders, which approval had not yet been obtained at the time of the closing of the transactions under the Purchase Agreement. Pursuant to the Purchase Agreement, Issuer issued a warrant (the "Acquisition Maintenance Warrant") to Sub which provided that if Issuer issued,
- ---------------------------------
in connection with the Robec Acquisition, any shares of Common Stock in excess of 2,800,000 shares of Common Stock, including all shares already issued and all shares issued in the future, including shares issued upon the exercise of options or warrants granted, assumed or exchanged in connection with the Robec Acquisition (such shares as are so issued in excess of 2,800,000 shares of Common Stock are referred to as the "Incremental Shares"), then Sub will have
                                     ------------------
the right, pursuant to Acquisition Maintenance Warrant, to purchase a number of shares of Series E Preferred Stock as will be convertible into a number of shares of Common Stock that will be equal to the number of Incremental Shares that are issued in connection with the Robec Acquisition. The exercise price of the Acquisition Maintenance Warrant is $1.25 per share of Series E Preferred Stock ($0.05 per share of Common Stock on an as-if-converted to Common Stock basis), and each share of Series E Preferred Stock converts into 25 shares of Common Stock. The Acquisition Maintenance Warrant will become exercisable at such time, and from time-to-time, as Incremental Shares are issued and, for each such issuance, will remain exercisable for six months. In connection with the consummation of the Robec Acquisition on November 13, 1995, the following actions were taken in November 1995: (i) Issuer issued to the Principal Robec

Shareholders in satisfaction of certain anti-dilution rights previously granted to the Robec Principal Robec Shareholders 25,830.1 shares of Series G Preferred Stock (convertible into 2,583,010 shares of Common Stock, subject to adjustment), (ii) the shares of Robec which remained outstanding were canceled and Issuer issued 3,969,905 shares of its Common Stock in exchange for those Robec shares and (iii) the outstanding Robec stock options were converted into options to purchase up to 301,978 shares of Issuer's Common Stock. Accordingly, if all assumed Robec stock options were to be exercised and the Series G Preferred Stock were to convert into Common Stock (and not accounting for any shares of Issuer's Common Stock which may be issued as a dividend on the Series G Preferred Stock, for which the Acquisition Maintenance Warrant would be exercisable), then the Acquisition Maintenance Warrant would be exercisable for a total of 218,307 shares of Series E Preferred Stock (convertible into 5,457,675 shares of Common Stock). Upon the consummation of the Robec Acquisition, Issuer had issued a total of 5,372,710 shares of Common Stock (2,572,710 of which shares constitute Incremental Shares under the Acquisition Maintenance Warrant), so Sub was entitled to exercise the Acquisition Maintenance Warrant for 102,908 shares of Series E Preferred Stock.

          (2) In connection with a private placement in June 1995 by Issuer of equity securities, Issuer issued stock and warrants to investors, which included warrants to purchase up to 5,148,574 shares of Common Stock at an exercise price of $1.05 per share (the "Unit Warrants"). If and to the extent that any of the
                         -------------
Unit Warrants are exercised, then Sub will have the right, pursuant to certain warrants issued by Issuer (the "Unit Maintenance Warrants"), to purchase a
                                -------------------------
number of shares of Series F Preferred Stock that will be convertible into a number of shares of Common Stock equal to the shares issued upon the exercise of the Unit Warrants (the "Unit Warrant Shares"). The exercise price of the Unit
                        -------------------
Maintenance Warrants is $5.25 per share of Series F Preferred Stock ($0.525 per share of Common Stock on an as-if-converted to Common Stock). The Unit Maintenance Warrants will become exercisable only if and to the extent that any Unit Warrant Shares are issued and, for each such issuance, will remain exercisable for six months thereafter.

          (3) Issuer also granted to Sub an option (the "Maintenance Option") to
                                                         ------------------
purchase a number of shares of Common Stock (or other equity securities, as applicable) that will be equal to the number of shares of Common Stock (or other equity securities) that Issuer issues upon exercise or conversion of all currently outstanding options, warrants or other rights (other than shares subject to the Unit Maintenance Warrants and Acquisition Maintenance Warrant) to acquire (upon conversion or otherwise) any shares ("Additional Shares") of
                                                    -----------------
Common Stock or other equity securities of Issuer. The Maintenance Option will become exercisable from time-to-time with respect to each issuance of Additional Shares upon delivery to Sub of notice of the issuance of such Additional Shares, will terminate six months thereafter (subject to extension under certain circumstances) and will be exercisable for the same consideration and on the same terms as the consideration for which and terms under which such Additional Shares are issued.

          (b) Board of Directors and Management.
              ---------------------------------

          Consistent with Sub's acquisition of a majority of Issuer's outstanding voting capital stock, changes were made in Issuer's Board of Directors and management. Upon the closing, three of Issuer's existing directors, Terren Peizer, Eric J. Werner and William Silvis, resigned from the Board (Gregory A. White resigned as a director effective July 11, 1995) and five persons designated by C2000 were appointed directors of Issuer. These designees, constituting a majority of Issuer's Board of Directors, were Steve DeWindt, Klaus J. Laufen and Dr. Harry Krischik, who were three of C2000's four co-presidents (Mr. Laufen has since resigned in December 1995 as a Director of Issuer), Mark Mulford, who was a Managing Director of Frontline Distribution Ltd., a United Kingdom corporation that is C2000's largest non-German subsidiary, and Holger Heims, C2000's former Director of Investment, Tax and Legal. Mr. DeWindt became Co-Chairman of the Board and Chief Executive Officer of Issuer, Dr. Krischik became Co-Chairman of the Board, and Mr. Mulford became Issuer's President and Chief Operating Officer. Upon appointment of C2000's designees to the Board, Issuer entered into indemnification agreements with them and agreed to use commercially reasonable efforts to maintain directors' and officers' liability insurance for their benefit. In addition, Issuer entered into similar indemnification agreements with each existing director of Issuer, and each of those directors and C2000 entered into mutual releases for any claims either party may have against the other, with certain exceptions. Harold
L. Clark, Issuer's Chief Executive Officer, and Stephen G. Holmes, Issuer's Secretary, Treasurer and Chief Financial Officer resigned in August 1995, although Mr. Holmes remains a consultant to Issuer. Messrs. Holmes and Clark entered into severance agreements providing for payments to each of them and the repricing of certain of their options. In connection with the Robec Acquisition, Robert H. Beckett, President of Robec, Inc., was appointed to Issuer's Board of Directors.

          (c)  Restriction on Going Private.
               ----------------------------

          Under the Purchase Agreement, C2000 and Sub agreed that, for a three year period following the closing, Issuer or any subsidiary of Issuer will not
(i) merge or consolidate with C2000, Sub or any of their affiliates, (ii) sell or otherwise dispose of all or substantially all its assets to C2000, Sub or any of their affiliates or (iii) adopt any plan of liquidation or dissolution proposed by C2000, Sub or any of their affiliates unless the transaction is
                                                  ------
approved by the affirmative vote of at least two-thirds of the outstanding shares of Common Stock of Issuer held by shareholders other than C2000, Sub or their affiliates or unless the fair market value of the consideration received
                    ------
by holders of Issuer's Common Stork is at least $1.25 per share.

          (d)  Indemnity.
               ---------

          The Purchase Agreement also provided that, if Issuer incurs any liability, costs or expenses in connection with certain contingencies (primarily related to existing litigation and employee terminations) in excess of $2,000,000, then Issuer may be required to issue to C2000 or Sub additional shares of Common Stock equal to the amount of such excess divided by $1.25. Further, pursuant to the Purchase Agreement, Issuer agreed to indemnify C2000, Sub and their shareholders, officers, directors, agents, employees, representatives, attorneys, successors and assigns from losses, costs, expenses and damages arising out of any misrepresentation or breach by Issuer under the Purchase Agreement or the related agreements in excess of $100,000 in the aggregate. Such indemnity will, at C2000's or Sub's option, be payable in cash or shares of Issuer's Common Stock valued at the lesser of $1.25 or the then current market price based on a five day average. Any shares of Common Stock issued by Issuer pursuant to the provisions described in this paragraph (d) are referred to herein as "Indemnity Shares".
                       ----------------

     REGISTRATION RIGHTS.

          All of the shares of Issuer's Common Stock issued to Sub in the above-described transactions (the "Registrable Securities") will be restricted
                             ----------------------
securities, subject to the resale restrictions of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Issuer,
                          --------------

C2000 and Sub have entered into a Registration Rights Agreement which provides that C2000 or Sub can require Issuer to register the Registrable Securities with the Securities and Exchange Commission on Form S-3, or other appropriate form if Form S-3 is not available, and keep such registration effective for three years. C2000 and Sub also have the right to require Issuer to file a registration statement under the Securities Act covering the registration of the Registrable Securities then outstanding having an aggregate offering price to the public of not less than $5,000,000 in which event Issuer will be required (a) to use its best efforts to effect, within 100 days following the receipt of such request, the registration under the Securities Act of all Registrable Securities which C2000 or Sub requests to be registered and (b) to keep such registration effective for up to 120 days. C2000 and Sub also have the right to include in any registration initiated by Issuer the Registrable Securities held by either of them.

     NO SHAREHOLDER APPROVAL FOR THE TRANSACTIONS UNDER THE PURCHASE AGREEMENT.

          The transactions provided for in the Purchase Agreement would normally have required approval of Issuer's stockholders pursuant to certain listing requirements of the New York Stock Exchange (the "NYSE"). Prior to the
                                                  ----
consummation of the transactions provided for in the Purchase Agreement, the Audit Committee of the Board of Directors of Issuer determined that, due to Issuer's financial condition and need for financing, any delays necessary for securing stockholder approval prior to the transactions would seriously jeopardize the financial viability of Issuer. At the time Issuer was financially distressed and, in the opinion of the Audit Committee, financial survival was heavily dependent upon effecting the proposed transactions with Sub at the earliest practicable date. Because of the determination, the Board of Directors of Issuer approved Issuer's proceeding with the transactions provided for in the Purchase Agreement without seeking stockholder approval in reliance upon an exemption to the NYSE's Shareholder Approval Policy applicable to companies in financial distress. The NYSE accepted Issuer's application of the exemption.

     AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK.

          The authorized number of shares of Issuer's Common Stock is insufficient to accommodate (a) conversion to Common Stock of Issuer's outstanding shares of Preferred Stock (which were issued in the Robec Acquisition, pursuant to the Purchase Agreement and upon the exercise described below of the Warrants and Acquisition Maintenance Warrant), (b) exercise for Common Stock of the warrants and rights provided for in the Purchase Agreement, and (c) exercise of other currently outstanding options and warrants of Issuer. It is contemplated that Issuer will hold a stockholders' meeting on February 29, 1996, at which Issuer will seek approval of an amendment to its Certificate of Incorporation to increase its authorized shares of Common Stock from 30 million shares to 200 million shares. Pursuant to that certain Voting Agreement dated November 10, 1995 entered into by Sub (the "Voting Agreement"), Sub has agreed,
                                            ----------------
among other things, to vote its shares of the capital stock of Issuer in favor of increasing the authorized number of shares of Issuer's Common Stock. Consequently, Sub will vote for such amendment of Issuer's Certificate of Incorporation. At such time as the additional requisite shares of Common Stock are authorized, (a) the Preferred Stock issued pursuant to the Purchase Agreement and upon the exercise described below of the Warrants and Acquisition Maintenance Warrant will automatically convert to Common Stock, (b) the remaining Warrants will become exercisable for up to 12,051,340 shares of Common Stock, (c) the remaining Acquisition Maintenance Warrant will become exercisable for up to 2,884,988 shares of Common Stock and (d) the Unit Maintenance Warrants will become exercisable for up to 5,148,574 shares of Common Stock.

     RIGHTS, PREFERENCES AND PRIVILEGES OF PREFERRED STOCK.

          Sub is currently the only holder of shares, or rights to acquire shares, of the Issuer's Series A, B, D, E and F Preferred Stock (collectively, the "Preferred Stock"). Each share of each series of Preferred Stock, other
     ---------------
than Series E Preferred Stock, is initially convertible into 10 shares of Issuer's Common Stock. Each share of the Series E Preferred Stock is initially convertible into 25 shares of Issuer's Common Stock. The conversion rate of each series of Preferred Stock is subject to adjustment for stock splits, combination, dividends, recapitalizations and the like effecting the Common Stock. The Preferred Stock automatically converts into Common Stock at such time as there are sufficient number of authorized shares of Common Stock reserved to effect the conversion or exercise of all outstanding shares of Preferred Stock and all rights, options or warrants convertible or exerciseable for Preferred Stock. The Preferred Stock votes with the Common Stock on an as-converted basis, except so long as any Preferred Stock is outstanding (i) the approval of 85% of the outstanding shares of a series of Preferred Stock is required to increase the authorized Preferred Stock of that series or to amend the Issuer's Certificate of Incorporation or Bylaws if such amendment would alter or change the rights, preferences or privileges of such series of Preferred Stock and (ii) the vote of a majority of all the outstanding shares of Preferred Stock is required to increase the total number of authorized shares of Preferred Stock, to authorize or issue to any securities senior to or on a parity with the Preferred Stock or for any merger of the Issuer or any sale of all or substantially all of Issuers assets, or to increase the size of the Board in excess of nine members. The Preferred Stock has the right to receive dividends when declared by the Board equal to the dividends paid with respect to the number of shares of Common Stock into which the Preferred Stock is convertible. In the event of any liquidation, dissolution or winding up of the Issuer, including by merger or sale of assets, the Preferred Stock shall be entitled to be paid the original purchase price for such applicable series of Preferred Stock ($22.20, $17.50, $0.53, $1.25 and $5.25 for Series A, B, D, E
and F Preferred Stock, respectively) plus all unpaid dividends, prior to any payment to the holders of Common Stock; thereafter all other payments or distribution shall be made to the holders of Common Stock.

3.   TRANSACTIONS IN FEBRUARY 1996.
     -----------------------------

          On February 15, 1996, Sub exercised one of the Warrants to purchase 198,341 shares of Series D Preferred Stock (convertible into 1,983,410 shares of Common Stock) at $0.53 per share for a total purchase price of $105,120.73. Additionally, on February 15, 1996, Sub exercised the Acquisition Maintenance Warrant to purchase 102,908 shares of Series E Preferred Stock (convertible into 2,572,700 shares of Common Stock) at $1.25 per share for a total purchase price of $128,635.00.

     ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) As of the date of this Amendment No. 2, C2000 and Sub each beneficially owns a total of 45,989,675 shares of Issuer's Common Stock, consisting of (i) 532,000 shares of Common Stock, (ii) shares of Issuer's Series A, B, D and E Preferred Stock that are convertible into 30,521,360 shares of Common Stock,
(iii) the remaining Warrants to purchase shares of Issuer's Series D Preferred Stock convertible into 12,051,340 shares of Common Stock and (iv) the remaining Acquisition Maintenance Warrant to purchase shares of Issuer's Series E Preferred Stock convertible into 2,884,975 shares of Common Stock (not accounting for any shares of Issuer's Common Stock which may be issued as a dividend on the Series

G Preferred Stock, for which the Acquisition Maintenance Warrant would be exercisable). Sub also owns the Unit Maintenance Warrants and Maintenance Option (herein collectively referred to as the "Matching Rights"), which, as described
                                         ---------------
in Item 4, are exerciseable to the extent Issuer issues additional shares. In addition, Issuer may be required to issue Indemnity Shares.

     Excluding the Matching Rights described above (which can only be exercised to the extent that persons other than C2000 or Sub exercise options or warrants held by such persons) and Indemnity Shares, the 45,989,675 shares of Common Stock beneficially owned by each of C2000 and Sub on the date of this Amendment No. 2 represent a beneficial ownership of approximately 60.4% of the Issuer's capital stock based upon Issuer's representation in its Proxy Statement for the 1996 annual meeting of Issuer's stockholders (the "Proxy Statement") that
                                                   ---------------
27,784,573 shares of its Common Stock and 25,830.1 shares of its Series G Preferred Stock were outstanding on February 16, 1996. Excluding the Indemnity Shares, if all existing options, warrants (including Unit Warrants) and other rights to acquire Common and Preferred Stock of Issuer (constituting approximately 9,960,607 shares on February 16, 1996 as represented by Issuer in the Proxy Statement) were to be exercised or converted and Sub were to exercise all of the Matching Rights which would thereby be exercisable, then C2000 and Sub would each be the beneficial owner of 55,648,300 shares of Common Stock on the date of this Amendment No. 2, representing a beneficial ownership of approximately 58.3% of the Issuer's capital stock.

     (b) Sub is a wholly-owned subsidiary of C2000. C2000 and Sub have shared power to vote or to direct the vote, and shared power to dispose of or to direct the disposition of, all of the securities of Issuer owned by Sub.

     (c) Except as set forth herein, neither C2000 nor Sub has effected any transaction in the Common Stock of Issuer during the past 60 days, and, to the best of their knowledge, no person named in Schedule I has effected any transactions in the Common Stock of Issuer during the past 60 days.

     (d) No other person is known to C2000 to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of any shares of Common Stock of the Issuer owned by C2000.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR   RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF ISSUER

          On November 10, 1995, Sub entered into the Voting Agreement, pursuant to which it agreed (a) to vote its shares of the capital stock of Issuer in favor of (i) approving the conversion of Issuer's Series G Preferred Stock into Issuer's Common Stock and (ii) increasing the authorized number of shares of Issuer's Common Stock and (b) to use its best efforts to cause Issuer to fulfill its obligations to cause the resale of the shares issued upon conversion of Issuer's Series G Preferred Stock to be registered on Form S-3.

          Except as set forth in the preceding paragraph and Items 1-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among C2000 or Sub and any of the persons named in Item 2, or between C2000 or Sub and any other person, with respect to any of the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          The following documents (other than Exhibits A, B, C, D and E which were filed previously with the Schedule 13D and Exhibits F, G and H which were previously filed with the Amendment No. 1) are filed as an exhibit hereto:

               Exhibit A:*   Investment Agreement dated as of November 14, 1994
                             between C2000 and Issuer (the "Investment
                             Agreement").

               Exhibit B:*   Loan Agreement dated as of November 14, 1994
                             between C2000 and AmeriQuest 2000, Inc. (the "Loan
                             Agreement").

               Exhibit C:*   Note Pledge Agreement dated as of November 14,
                             1994 between C2000 and AmeriQuest 2000, Inc.
                             (incorporated by reference to Exhibit C to the Loan Agreement).

               Exhibit D:*   Stock Pledge Agreement dated as of November 14,
                             1994 between C2000 and Issuer (incorporated by reference to Exhibit D to the Loan Agreement).

               Exhibit E: *  Power of Attorney appointing Steve DeWindt and
                             Holger Heims as attorney-in-fact of C2000.

               Exhibit F:**  Joint Filing Agreement dated as of August 9, 1995, by C2000 and Sub.

               Exhibit G:**  Amendments dated March 30, June 29, July 13 and
                             July 28, 1995 to Investment Agreement and Loan Agreement.

               Exhibit H:**  Purchase Agreement dated August 7, 1995 by and among C2000, Sub and Issuer, together with Exhibits A-I.

               Exhibit I:** Power of Attorney appointing Steve DeWindt and Holger Heims as attorney-in-fact of C2000.

               Exhibit J:    Voting Agreement dated November 10, 1995 executed
                             by Sub.

- ----------
 *  Previously filed with the Schedule 13D.

**  Previously filed with the Amendment No. 1.

                                   SCHEDULE I
                                   ----------

                               COMPUTER 2000 INC.

BOARD OF DIRECTORS
- ------------------

                                              PRESENT PRINCIPAL
    TITLE                 NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
    -----                 ----------------    -----------------   -----------

Member                     Martin Loffler                         German
                           Wolfratshauser     Director,
                           Str. 84            Corporate
                           81379 Munich       Controlling,
                           Germany            Computer 2000 AG

Member                     Richard Obermaier  Acquisitions        German
                           Wolfratshauser     Department,
                           Str. 84            Computer 2000 AG
                           81379 Munich
                           Germany

Member                     Jurgen Wendt       Director -          German
                           Wolfratshauser     Corporate
                           Str. 84            Treasury,
                           81379 Munich       Computer 2000 AG
                           Germany

EXECUTIVE OFFICERS
- ------------------

President                  Martin Loffler     Director,           German
                           Wolfratshauser     Corporate
                           Str. 84            Controlling,
                           8 1379 Munich      Computer 2000 AG
                           Germany

Vice-President &
Treasurer                  Jergen Wendt       Director -          German
                           Wolfratshauser     Corporate
                           Str. 84            Treasury,
                           81379 Munich       Computer 2000 AG
                           Germany

Secretary                  Richard Obermaier  Acquisitions        German
                           Wolfratshauser     Department,
                           Str. 84            Computer 2000 AG
                           81379 Munich
                           Germany

                                   SCHEDULE I
                                   ----------



                                COMPUTER 2000 AG


MANAGEMENT BOARD
- ----------------


                                      PRESENT PRINCIPAL
    TITLE        NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
    -----        ----------------     -----------------  -----------

Member           Dieter Bock           Member of         German
                 Wolfratshauser        Management
                 Str. 84               Board of
                 81379 Munich          Computer 2000 AG
                 Germany


Member           Dr. Harry Krischik    Member of         German
                 Wolfratshauser        Management
                 Str. 84               Board of
                 81379 Munich          Computer 2000 AG
                 Germany


Member           Pertti Ervi           Member of         German
                 Wolfratshauser Str.   Management
                 Str. 84               Board of
                 81379 Munich          Computer 2000 AG
                 Germany


Member           Manfred Guenzel       Member of         German
                 Wolfratshauser Str.   Management
                 Str. 84               Board of
                 81379 Munich          Computer 2000 AG
                 Germany

Member           Walter von            Chairman of       German
                  Szczytnicki          the Management
                 Wolfratshauser        Board of
                 Str. 84               Computer 2000 AG
                 81379 Munich
                 Germany

                                COMPUTER 2000 AG
                                ----------------
SUPERVISORY BOARD
- -----------------


                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Chairman         Dr. Helmut Burmester  Chairman of the   German
                 Klocknerhaus          Management
                 Neudorfer Strasse 3-5 Board and of
                 47057 Duisburg        the Board
                 Germany               of Klockner & Co
                                       AG

Member           Dr. Arno Puhlmann     Member of the     German
                 c/o Bayerische        Board of
                 Vereinsbank AG        Bayerische
                 80333 Munich          Vereinsbank AG
                 Kardinal-Faulhaber    (retired)
                 Str. 14
                 Munich, Germany


Member           Klaus-Dieter Lassker  Colonia Konzern   German
                 Colonia               AG
                 Versicherungs AG      Spokesman for
                 Colonia-Alee 10-20    the
                 51067 Koln            Supervisory
                 Germany               Board


Vice-Chairman    Maximilian Ardelt     Deputy Chairman   German
                 Nymphenburger Str.    of the
                 39                    Supervisory
                 80335 Munich          Board of
                 Germany               Computer 2000
                                       AG.
                                       Member of the
                                       Management
                                       Board of VIAG AG


Member           Michael Hutten        Director of       German
                 Klocknerhaus          Klockner & Co AG
                 Neudorfer Strasse 3-5
                 47057 Duisburg
                 Germany

Employees'       Susanne Frey          Manager,          German
Representative   Baierbrunner Str. 31  Sales/Marketing
                 81379 Munchen         Components
                 Germany               Department


Employees        Paul Holdschik        Manager, Tele     German
Representative   Baierbrunner Str. 31  Sales Department
                 81379 Munchen
                 Germany

Employees'       Norbert Sourek        Manager Legal     German
Representative   Baierbrunner Str. 31  Department,
                 81379 Munich          Computer 2000
                 Germany               Deutschland GmbH

                                KLOCKNER & CO AG
                                ----------------

MANAGEMENT BOARD
- ----------------

                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Chairman         Dr. Helmut Burmester  Chairman of the   German
                 Klockner Haus         Management
                 Neudorfer Strasse 3-5 Board of
                 47057 Duisburg        Klockner & Co
                 Germany               AG



Member           Raimund Musers        Member of the     German
                 Klockner Haus         Management
                 Neudorfer Strasse 3-5 Board of
                 47057 Duisburg        Klockner & Co
                 Germany               AG



Member           Graf Carl H. von      Member of the     German
                 Puckler               Management
                 Klockner Haus         Board of
                 Neudorfer Strasse 3-5 Klockner & Co
                 47057 Duisburg        AG
                 Germany


Member           Michael Hutten        Member of the     German
                 Klockner Haus         Management
                 Neudorfer Str. 3-5    Board of
                 47052 Duisburg        Klockner & Co.
                 Germany               AG

 Chairman        Walter von            Chairman of the   German
                   Szczytnicki         Management
                 Computer 2000 AG      Board of
                 Wolfratshauser        Computer 2000 AG
                 Str. 84
                 81379 Munich
                 Germany

                                KLOCKNER & CO AG
                                ----------------

SUPERVISORY BOARD
- ---------------------

                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Chairman         Maximilian Ardelt    Chairman of the    German
                 Nymphenburger Str.   Supervisory
                 39                   Board of
                 80335 Munich         Klockner & Co AG;
                 Germany              Member of the
                                      Management Board
                                      of VIAG AG


Member           Dr. Kurt Hochheuser  Member of the      German
                 Benrather Str. 19    Board of
                 40213 Dusseldorf     Management of
                 Germany              Commerzbank AG


Member           Dr. Manfred Klis     Member of the      German
                 Nymphenburger Str.   Board of
                 39                   Management of
                 80335 Munich         Bayernwerk AG
                 Germany


Member           Dr. Otto Majewski    Chairman of the    German
                 Nymphenburger Str.   Board of
                 39                   Management of
                 80335 Munich         Bayernwerk AG
                 Germany


Member           Dr. Georg Obermeier  Chairman of the    German
                 Nymphenburger Str.   Management Board
                 37                   of
                 80335 Munich         VIAG AG
                 Germany

Member           Gunter Domke         Union Secretary,   German
                 Friedrich Ebert      HBV
                 Str. 59-61
                 40210 Dusseldorf
                 Germany

                                KLOCKNER & CO AG
                                ----------------
SUPERVISORY BOARD (Continued)
- -----------------


                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS      OCCUPATION        CITIZENSHIP
  -----          ----------------      ----------------  -----------

Member           Dr. Wolf Roth           Lawyer,         German
                 Neudorfer Str. 3-5      Klockner & Co
                 47057 Duisburg          AG
                 Germany

Vice Chairman    Horst Schmidt           Vice Chairman   German
                 Klockner & Co AG        of the
                 Neudorfer Str. 3-S      Supervisory
                 47057 Duisburg          Board of
                 Germany                 Klockner & Co
                                         AG;
                                         Representative
                                         of the Trade
                                         Council

Member           Caspar Freiherr von     Union           German
                 Stosch-Diebitsch        Secretary,
                 Hans-Bockler Str. 39    DGB
                 40476 Dusseldorf        Bundesvorstand
                 Germany


Member           Berthold Brauner        Employee        German
                 Flachfrom Stahl AG &    Klockner & Co
                 Co KG                   AG
                 Werk 2
                 Emil-Rohrmann-Strasse
                 58 239 Schwerte
                 Germany

Member           Jutta Kuthning          Employee        German
                 Klockner & Co AG
                 Neudorfer Strasse 3-5
                 80335 Munchen, Germany

Member           Hans Peter Peters       Member of the   German
                 Georg-von-Boeselager-   Management
                 Str. 23                 Board of VIAG
                 53117 Bonn              AG
                 Germany

                                    VIAG AG
                                    -------

MANAGEMENT BOARD
- ----------------

                                       PRESENT PRINCIPAL
 TITLE           NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
 -----           ----------------      ----------------  -----------

Chairman         Dr. Georg Obermeier   Chairman of the   German
                 Freiherr von          Management
                 Waldenfels            Board of
                 Nymphenburger         VIAG AG
                 Str. 37
                 80335 Munich
                 Germany

Member           Rainer Grohe          Member of the     German
                 Nymphenburger Str.    Management
                 Str. 37               Board of
                 80335 Munich          VIAG AG
                 Germany

Member           Maximilian Ardelt     Member of the     German
                 Nymphenburger         Management
                 Str. 37               Board of
                 80335 Munich          VIAG AG
                 Germany

Member           Hans Peter Peters     Member of the     German
                 Nymphenburger         Management
                 Str. 37               Board of VIAG AG
                 80335 Munich
                 Germany

                                    VIAG AG
                                    -------


SUPERVISORY BOARD
- -----------------

                                          PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS             OCCUPATION             CITIZENSHIP
  -----          ----------------          ----------------          -----------

Chairman         Dr. Jochen Holzer         Chairman of the VIAG      German
                 Brienner StraBe 9         Supervisory
                 80333 Munich              Boards of
                 Germany                   AG and Bayemwerke

Vice Chairman    Gunther Mallot            Vice Chairman of the      German
                 IG Chemie-Papier-Keramik  Supervisory Board of
                 Konigsworther Platz 6     VIAG AG; Secretary of
                 30167 Hannover            the Board of Management,
                 Germany                   IG Chemie-Papier-Keramik

Member           Wilhelm von Finck         Chairman of the           German
                 VALOR GmbH                Administrative Board,
                 BlumenstraBe 30           VALOR GmbH
                 40212 Dusseldorf
                 Germany

Member           Dr. Werner Lamby          Member of the             German
                 53117 Bonn                Supervisory
                 Germany                   Board of
                                           VIAG AG

Member           Dr. H. C. Andre Leysen    Chairman of               Belgian
                 Septestraat 27            Administrative
                 B-2640 Mortsel            Bodies of the
                 Belgium                   AGFA-GEVAERT
                                           Group

Member           Dr. Alfred Pfeiffer       Retired Chairman          German
                 Nymphenburger Str. 37     of the Board of
                 80335 Munich              Management of VIAG AG
                 Germany

                                    VIAG AG
                                    -------

SUPERVISORY BOARD (Continued)
- -----------------


                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS         OCCUPATION     CITIZENSHIP
  -----          ----------------      ----------------  -----------

Member           Dr. Eberhard        Speaker of the      German
                 Martini             Board of
                 Arabella Str. 12    Management of
                 81925 Munich        Bayerische
                 Germany             Hypotheken und
                                     Wechsel-Bank



Member           Dipl. Kfm.          Managing Director   German
                 Hansgeorg Martius   of
                 Schutzgemeinschaft  Schutzgemeinschaft
                 der Kleinaktionar   der Kleinaktionare
                 e.V.                e.V.
                 Elbchaussee 336
                 22608 Hamburg
                 Germany

Member           Friedel Neuber      Chairman of the     German
                 Westdeutsche        Board of
                 Landesbank          Management of
                 Girozentrale        Westdeutsche
                 HerzogstraBe 15     Landesbank
                 40217 Dusseldorf    Girozentrale
                 Germany



Member           Edzard Reuter       Retired Chairman    German
                 Daimler-Benz AG     of the Board of
                 Postfach            Management of
                 70546 Stuttgart     Daimler-Benz AG
                 Germany



Member           Peter Faesbender    Chairman of the     German
                 VAW Aluminium AG    Staff Council at
                 Postfach 10 06 63   Erftwerk, VAW
                 41513 Grevenbroich  aluminium AG
                 Germany

                                    VIAG AG
                                    -------

SUPERVISORY BOARD (Continued)
- -----------------

                                           PRESENT PRINCIPAL
 TITLE           NAME AND ADDRESS          OCCUPATION              CITIZENSHIP
 -----           ----------------          -----------------       -----------

Member           Elisabeth Hehl            Chairwoman of the Staff German
                 ZARFES Leichtbau GmbH     Council, ZARGES
                 Postfach                  Leichtbau GmbH
                 Germany

Member           Willi Hemer               Secretary of the Board  German
                 IG Metall                 of Management,
                 Lyoner StraBe 32          IG Metall
                 60519 Frankfurt
                 Germany

Member           Dieter Koch               Manager at EB-          German
                 VAW Aluminium AG          Aluminiumtechnik of
                 Georg-von Boeselager-     VAW Aluminium AG
                 Str. 25                   VAW Motor GmbH
                 53117 Bonn
                 Germany

Member           Horst Kramer              Chairman of the Staff
                 Plant 44                  Council at Plant 44     German
                 Weissenthurm,             Weissenthurm of
                 Schmalbach-Lubeca AG      Schmalbach-Lubeca AG
                 56575 Weissenthurm
                 Germany

Member           Wolfgang Minninger        Chairman of the Group
                 VAW Aluminium AG          Staff Council,          German
                 Postfach 91 13 65         VAW Aluminium AG
                 30433 Hannover
                 Germany

Member           Horst Seidel              Head of Training Center,
                 IG Chemie-Papier-Keramik  IG Chemie-Papier-       German
                 Deisterallee 44           Keramik
                 31848 Bad Munder
                 Germany

- -----------------

                                       PRESENT PRINCIPAL
 TITLE           NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
 -----           ----------------      ----------------- -----------

Member           Friedel Unterberg       Chairman of     German
                 Gerresheimer Glas AG    the Group
                 HeyerstraBe 178         Staff
                 40625 Dusseldorf        Council,
                 Germany                 Gerresheimer
                                         Glas AG

Member           Josef Wolferstetter     Member of the   German
                 SKW Trosberg AG         Central Staff
                 Dr.                     Council,
                 Albert-Frank-StraBe 32  SKW Trostberg
                 Postfach 12 62          AG
                 83303 Trostberg
                 Germany


Member           Dr. Rudolph Hanisch     Government      German
                 Prinzregenten Str.      Official
                 Munich
                 Germany

Member           Dr. Albrecht Schmidt    Chairman of     German
                 Kardina-Faulhaber       Management
                 Str. 1- 14              Board of
                 80333 Munich            Bayerische
                                         Vereinsbank
                                         AG

                VBB VIAG-BAYERNWERK BETEILIGUNGSGESELLSCHAFT MBH
                ------------------------------------------------

MANAGEMENT BOARD
- ----------------

                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Member           Rainer Grohe        Chairman of the       German
                 VIAG AG             Board of
                 Nymphenburger       Management of
                 Str. 37             VIAG AG; Manager,
                 80335 Munich        VBB-Bayernwerk
                 Germany             Beteiligungs
                                     gesellschaft mbH


Member           Harald Thiele       Manager,              German
                 VBB                 VBB
                 VIAG-Bayernwerk     VIAG-Bayernwerk
                 Beteilingungs-      Beteiligungs-
                 gesellschaft mbH    gesellschaft mbH
                 Postsach 33437
                 Berlin
                 Germany

                                 BAYERNWERK AG
                                 -------------

MANAGEMENT BOARD
- ----------------

                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Chairman         Dr. Otto Majewski     Chairman of the     German
                 Bayernwerk AG         Board of
                 Nymphenburger Str.    Management of
                 39                    Bayernwerk AG
                 80335 Munich
                 Germany

Member           Ludwig StrauB         Member of the       German
                 Bayernwerk AG         Board of
                 Nymphenburger Str.    Management of
                 39                    Bayernwerk AG
                 80335 Munich
                 Germany

Member           Eberhard Wild         Member of the       German
                 Bayernwerk AG         Board of
                 Nymphenburger Str.    Management of
                 39                    Bayernwerk AG
                 80335 Munich
                 Germany

Member           Willi Gerner          Member of the       German
                 Bayernwerk AG         Board of
                 Nymphenburger Str.    Management of
                 39                    Bayernwerk AG
                 80335 Munich
                 Germany

Member           Dr. Manfred Klis      Member of the       German
                 Bayernwerk AG         Board of
                 Nymphenburger Str.    Management of
                 39                    Bayernwerk AG
                 80335 Munich
                 Germany

                                 BAYERNWERK AG
                                 -------------


SUPERVISORY BOARD
- -----------------

                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Member           Dr. Jochen Holzer   Chairman of the       German
                 Bayernwerk AG       Supervisory Board
                 Brienner Str.       of Bayernwerk AG
                 80333 Munchen
                 Germany


Deputy           Karl Lederer        Deputy Chairman       German
Chairman         Bayernwerk AG       of the
                 Nymphenburger       Supervisory Board
                 Str. 39             of Bayernwerk AG
                 80335 Munich
                 Germany


Member           Ludwig Ammersbach   Electrician,          German
                 Uberlandwerk        Member of the
                 Unterfranken AG     Supervisory Board
                 BismarckstraBe      of Bayernwerk AG
                 9-11
                 97080 Wurzburg
                 Germany


Member           Ralf Brunhober      District Vice         German
                 (MdS)               Chairman, OTV
                 Schwanthaler        Trade Union in
                 Str. 64             Bavaria
                 80336 Munich
                 Germany

Member           Jurgen Feuchtmann   District Managing     German
                 Schwanthaler        Director, OTV
                 Str. 64             Trade Union in
                 80336 Munich        Bavaria
                 Germany


Member           Karl Holzer         Employee,             German
                 Enerieversorgung    Energieversorgung
                 Ostbayern AG        Ostbayern AG
                 Hauptstelle
                 Landshut
                 LuitpoldstraBe 27
                 84034 Landshut
                 Germany

- -----------------


                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Member           Matthias Kammerbauer  Foreman,            German
                 Bayernwerk AG         Bayernwerk AG
                 KW Fissingen
                 SeestraBe 3
                 85464 Fising
                 Germany

Member           Dipl. Ing. Friedrich  Regional            German
                 Klotzbucher           Director
                 Bayernwerk AG         Bayernwerk AG
                 Nymphenburger Str.
                 39
                 80335 Munchen
                 Germany

Member           Marlod Meyer          Control Station     German
                 Bayernwerk AG         Attendant,
                 Tulpenweg 4           Bayernwerk AG
                 92245 Kummersbruck
                 Germany

Member           Dr. Georg Obermeier   Chairman of the     German
                 VIAG AG               Board of
                 Nymphenburger         Management of
                 StraBe 37             VIAG AG
                 80335 Munchen
                 Germany


Member           Dr. Alfred Pfeiffer   Retired Chairman    German
                 VIAG AG               of the Board of
                 Nymphenburger         Management of
                 StraBe 37             VIAG AG
                 80335 Munchen
                 Germany

- -----------------


                                       PRESENT PRINCIPAL
  TITLE          NAME AND ADDRESS       OCCUPATION       CITIZENSHIP
  -----          ----------------      ----------------  -----------

Member           Peter-Michael Preusker   Trade Union      German
                 Chemie-Papier-Keramik    Employee, IG
                 Postfach 3047            Chemie Papier
                 30030 Hannover           Keramik
                 Germany

Member           Hans Peter Peters        Member of        German
                 Nymphenburger StraBe 37  the
                 80335 Munich             Management
                 Germany                  Board of
                                          VIAG AG

Member           Dr. Paul Siebertz        Deputy           German
                 Am Tucherpark 16         Member of
                 80538 Munich             the Board of
                 Germany                  Management
                                          of
                                          Bayerische
                                          Vereinsbank
                                          AG


Member           Dr. Klaus Rauscher       Member of        German
                 Bayerische Landesbank    the Board of
                 Girozentrale             Management
                 Brienner StraBe 20       of
                 8033 3 Munich            Bayerische
                 Germany                  Landesbank
                                          Girozentrale


Member           Prof. Dr. H.C. Rolf      Honorary         German
                 Rodenstock               President of
                 IsartalstraBe 43         IHK for
                 80469 Munich             Munich and
                 Germany                  Upper Bavaria



Member           Dipl.-kfm                Chairman of      German
                 Jochen Schirner          the Board of
                 VAW Aluminium AG         Management
                 Georg-von-Boselager-     of VAW
                 StraBe 25                Aluminium AG
                 53117 Bonn
                 Germany

Member           Armin Schreiber          Electrician,     German
                 Bayernwerk AG            Bayernwerk AG
                 WL KW Grafenrheinfeld
                 97506 Grafenrheinfeld
                 Germany

- -----------------

                                       PRESENT PRINCIPAL
  TITLE            NAME AND ADDRESS       OCCUPATION      CITIZENSHIP
  -----            ------------------- -----------------  -----------

Member            Gerhard Flaig        Director,            German
                  Bavarian Finance     Bavarian Finance
                  Ministry             Ministry
                  Odeonsplatz 4
                  80333 Munich
                  Germany

Member            Heribert Spath       President of the     German
                  Max-Josef Str. 4     German Craftsman
                  80333 Munich         Trade Association
                  Germany


Member            Prof. Dr. Joachem    Member of the        German
                  Milberg              Management Board
                  Bayerische           of Bayerische
                  Motoren-werke AG     Motorenwerke AG
                  Knorrstr. 147
                  80937 Munich
                  Germany

                                   SIGNATURES

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1996


Computer 2000 AG


By: /s/ Dr. Harry Krischik
   ---------------------------
   Dr. Harry Krischik,
   Member of Management Board


By: /s/ Manfred Guenzel
   ---------------------------
   Manfred Guenzel,
   Member of Management Board



Computer 2000 Inc.


By: /s/ Martin Loffler
   ---------------------------
   Martin Loffler, President



              [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D]

                                 EXHIBIT INDEX

                                                                Sequentially
Exhibit             Document Description                        Numbered Page
- -------             --------------------                        -------------

A*             Investment Agreement dated as of
               November 14, 1994 between C2000 and
               Issuer (the "Investment Agreement").

B*             Loan Agreement dated as of November
               14, 1994 between C2000 and
               AmeriQuest 2000, Inc. (the "Loan
               Agreement").

C*             Note Pledge Agreement dated as of
               November 14, 1994 between C2000 and
               AmeriQuest 2000, Inc. (incorporated
               by reference to Exhibit C to the
               Loan Agreement).

D*             Stock Pledge Agreement dated as of
               November 14, 1994 between C2000 and
               Issuer (incorporated by reference
               to Exhibit D to the Loan Agreement).

E*             Power of Attorney appointing Steve
               DeWindt and Holger Heims as
               attorney-in-fact of C2000.

F**            Joint Filing Agreement dated as of
               August 9, 1995, by C2000 and Sub.

G**            Amendments dated March 30, June 29,
               1995, July 13 and July 28, 1995 to
               Investment Agreement and Loan
               Agreement.

                                                                Sequentially
Exhibit             Document Description                        Numbered Page
- -------             --------------------                        -------------

H**            Purchase Agreement dated August 7,
               1995 by and among C2000, Sub and
               Issuer, together with Exhibits A-I.

I**            Power of Attorney appointing Steve
               DeWindt and Holger Heims as
               attorney-in-fact of C2000.

J              Voting Agreement dated November 10,
               1995 executed by Sub.                                   37

- ---------
 *  Previously filed with the Schedule 13D.

**  Previously filed with the Amendment No. 1.

                              AMENDMENT NO. 2 TO
                                 SCHEDULE 13D
                                 ------------

                                   EXHIBIT J

                               VOTING AGREEMENT

                                VOTING AGREEMENT

     This Voting Agreement (this "Agreement") dated November 10, 1995 is made
                                  ---------
and entered into by Computer 2000, Inc., a Delaware corporation ("Comp 2000")
                                                                  ---------
for the benefit of certain principal shareholders ("Principal Shareholders") and
                                                    ----------------------
the directors of Robec, Inc., a Pennsylvania corporation ("Robec").
                                                           -----

                                   WITNESSETH

     WHEREAS, Robec, AmeriQuest Technologies, Inc., a Delaware corporation ("AmeriQuest") and the Principal Shareholders are parties to an Amended and
- ------------
Restated Agreement and Plan of Reorganization effective as of August 11, 1994, as amended (the "Merger Agreement");
                 ----------------

     WHEREAS, on September 22, 1994, pursuant to the terms of the Merger Agreement, the Principal. Shareholders exchanged certain shares of Robec common stock held by them for shares of AmeriQuest common stock (the "Exchange");
                                                               --------

     WHEREAS, pursuant to the terms of Section 1.01 of the Merger Agreement additional shares of AmeriQuest common stock must be issued to the Principal Shareholders in consideration of the Exchange;

     WHEREAS, pursuant to the terms of an Exchange Agreement of even date herewith (the "Exchange Agreement") by and among AmeriQuest and the Principal
              -------------------
Shareholders, the Principal Shareholders have agreed to receive, in lieu of such additional shares of AmeriQuest common stock, shares of AmeriQuest Series G Preferred Stock (as defined in the Exchange Agreement);

     WHEREAS, Comp 2000 is the principal stockholder of AmeriQuest and will benefit from the execution of the Exchange Agreement by the Principal Shareholders; and

     WHEREAS, in order to induce the Principal Shareholders to enter into the Exchange Agreement, Comp 2000 has agreed as set forth herein:

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Comp 2000, intending to be legally bound, hereby agree as follows:

     1.  Covenants of Comp 2000.  Comp 2000 shall vote the shares of AmeriQuest
         ----------------------
capital stock owned by it and entitled to vote thereon in favor of (A) increasing the authorized capital stock of AmeriQuest such that there is a sufficient number of authorized shares of common stock to effect the conversion or exercise of all currently outstanding shares of AmeriQuest preferred stock and all currently outstanding rights, options, warrants or other securities convertible or exercisable for shares of AmeriQuest common stock or convertible preferred stock and (B) approving the conversion of the Series G Preferred Stock in accordance with its terms. Comp 2000 agrees not to sell or transfer any shares of its AmeriQuest capital stock unless the purchaser thereof makes the same undertakings to the Principal Shareholders as are contained herein and agrees not to take any other action that would prevent it from voting such shares in accordance with the foregoing sentence.

     2.  Registration on Form S-3.  Comp 2000 agrees to use its best efforts to
         ------------------------
cause the AmeriQuest stockholders to authorize such increase in the authorized common stock of AmeriQuest and such conversion of the Series G Preferred Stock and to cause a shelf registration on Form S-3 covering the resale by the Principal Shareholders in the public market in brokers' transactions (as defined in Rule 144 under the Securities Act of 1933, as amended), of the shares of common stock of AmeriQuest that the Principal Shareholders receive upon conversion of their shares of the Series G Preferred Stock of AmeriQuest (the "Shelf Registration") to become effective as soon as practicable and to cause
- -------------------
the Shelf Registration to remain effective until the earlier of (a) the second anniversary of the issuance of the Series G Preferred Stock (except that, as long as any Principal Shareholders holds shares of AmeriQuest common stock issued upon conversion of the Series G Preferred Stock that constitute more than 1% of the number of shares of AmeriQuest common stock then outstanding, the registration statement will remain effective until the third anniversary of the issuance of the Series G Preferred Stock )or (b) none of the Principal shareholders continues to hold any of the AmeriQuest common stock issued upon such conversion.

     3.  Counterparts.  This Agreement may be executed in two or more
         ------------
counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, but all of which together shall constitute one and the same instrument.

     4.  Power and Authority.  Comp 2000 represents and warrants that it has
         -------------------
full power and authority to enter into this Agreement, and that this Agreement constitutes its valid and binding obligations, enforceable against it in accordance with the terms hereof.

     5.  Governing Law.  This Agreement shall be interpreted and enforced in
         -------------
accordance with the laws of the Commonwealth of Pennsylvania without application of the principle of conflicts of law.

     WHEREFORE, Comp 2000 has delivered this Agreement as of the date first set forth above.

Attest:                         Computer 2000, Inc.



                                By: /s/ D. Stephen DeWindt
                                    ---------------------------



                                Its:    President
                                     --------------------------



     Robec, Inc. and the Principal Shareholders acknowledge this Voting
Agreement.

                                ROBEC, INC.

Attest:
/s/ Robert S. Beckett           /s/ Robert H. Beckett
- --------------------------      --------------------------
Robert S. Beckett, Secretary    Robert H. Beckett, Chairman, Chief
                                Executive Officer and President


                                PRINCIPAL SHAREHOLDERS

                                /s/ Robert H. Beckett
                                --------------------------
                                Robert H. Beckett

                                /s/ Robert S. Beckett
                                --------------------------
                                Robert S. Beckett

                                /s/ Alexander C. Kramer, Jr.
                                ---------------------------------
                                Alexander C. Kramer, Jr.

                                /s/ G. Wesley McKinney
                                ---------------------------
                                G. Wesley McKinney


                       SIGNATURE PAGE TO VOTING AGREEMENT

     Computer 2000 AG, a limited liability company duly organized under the laws of the Federal Republic of Germany, hereby agrees to cause its wholly-owned subsidiary, Computer 2000, Inc., to perform the obligations that Computer 2000, Inc. has under the foregoing Voting Agreement dated November 10, 1995.


Dated:  November __, 1995       Computer 2000 AG


                                By: /s/  Klaus Laufen
                                    ---------------------

                                Its: /s/ Dr. Harry Krischik
                                     ---------------------------